K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

November 22, 2013

VIA EDGAR

Valerie Lithotomos

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Legg Mason Global Asset Management Trust (the “Registrant”)

- Legg Mason BW Alternative Credit Fund (previously Legg Mason BW Credit Opportunities Fund) (the “Fund”)

- Class A, Class C, Class FI, Class R, Class I and Class IS

File Nos.: 811-22338; 333-162441

Dear Ms. Lithotomos:

This letter responds to your comments, discussed in our telephone conversation on October 30, 2013, regarding your review of Post-Effective Amendment No. 63 to the Registrant’s registration statement on behalf of the Fund. Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), Post-Effective Amendment No. 63 will become effective on November 27, 2013. We expect to file Post-Effective Amendment No. 66 on November 22, 2013, which will become effective on November 27, 2013 pursuant to Rule 485(b) under the 1933 Act and which will reflect certain non-material clarifying and conforming changes. Please note that the Registrant’s Board of Trustees has approved changing the Fund’s name from Legg Mason BW Credit Opportunities Fund to Legg Mason BW Alternative Credit Fund for marketing purposes.

1.	Comment: In the Fund’s fee table, the maximum deferred sales charge for Class A shares is expressed as “Generally, none.” Please remove the word “generally” from the fee table.

Response: The Registrant respectfully submits that the word “generally” is more appropriate to describe the maximum deferred sales charge for Class A shares as has been previously discussed with the SEC staff. As discussed elsewhere in the Prospectus, the deferred sales charge is only applicable to investors who buy $1,000,000 or more of Class A shares and then redeem those shares within 18 months of purchase. The Registrant adopted the “Generally, none” formulation in order to address a prior comment by the Staff to remove a footnote describing this arrangement so as to streamline the disclosure in accordance with the content rules governing summary prospectuses. Under the circumstances, the Registrant believes that it best serves the interests of investors if it does not make a categorical statement that there are no deferred sales charges for Class A.

2.	Comment: Please file a copy of the expense limitation agreement between the fund and its manager.

Response: The Registrant confirms that the Board of Trustees resolutions approving the expense limitations will be filed as an exhibit to Post-Effective Amendment No. 66.

Ms. Valerie Lithotomos

Division of Investment Management

Securities and Exchange Commission

November 22, 2013

3.	Comment: Please explain whether the Fund has an 80% names-rule policy.

Response: As noted above, the Registrant’s Board of Trustees has approved changing the Fund’s name to the Legg Mason BW Alternative Credit Fund for marketing purposes. Prior to making this change, the Registrant analyzed Legg Mason BW Credit Opportunities Fund to confirm Rule 35d-1 compliance and concluded that the previous name would not require an 80% policy. The Registrant made the same conclusion with respect to Legg Mason BW Alternative Credit Fund. Neither the release adopting Rule 35d-1, nor the corresponding FAQs, address the use of “credit” in a fund’s name. Further, according to Rule 35d-1 and the corresponding FAQs, an 80% test is not applicable when a fund’s name refers to a type of investment strategy or objective (such as “alternative credit”) rather than a specific type of investment.

4.	Comment: The fifth paragraph of the “Principal investment strategies” section states: “The fund may hold instruments of any maturity or duration.” Please briefly explain maturity and duration.

Response: The Registrant has revised fifth paragraph of the “Principal investment strategies” section as follows:

The fund may hold instruments of any maturity or duration, and the securities may have fixed, floating or variable rates of interest. The maturity of a fixed income security is a measure of the time remaining until the final payment on the security is due. Duration is a measure of the underlying portfolio’s price sensitivity to changes in prevailing interest rates.

5.	Comment: Please confirm supplementally that the Fund has complied with the conditions set forth in the MassMutual Institutional Funds no-action letter with respect to its use of the predecessor fund performance in the “Performance” section of the Prospectus. In addition, please file audited financial statements of the private predecessor fund for the last two years as an exhibit to the registration statement.

Response: The Registrant confirms that the Fund has complied with the conditions set forth in the MassMutual Institutional Funds no-action letter with respect to its use of the predecessor fund performance in the “Performance” section of the prospectus. The Registrant confirms that the audited financial statements of the private predecessor fund for the last two years will be filed as an exhibit to Post-Effective Amendment No. 66.

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Ms. Valerie Lithotomos

Division of Investment Management

Securities and Exchange Commission

November 22, 2013

If you have any questions concerning the foregoing, please do not hesitate to call me at (202) 778-9021 or Arthur Delibert at (202) 778-9042.

Sincerely,

/s/ Ndenisarya M. Bregasi

Ndenisarya M. Bregasi